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NiCE Announces the Future of AI-Powered CX

Agentic AI now native at the core of the platform, proven in production across the world’s most complex organizations

Hoboken, N.J., June 9, 2026 - NiCE (Nasdaq: NICE) today announced a fundamental shift in customer experience: with agentic AI native at the core of its platform, enterprises can now run AI agents, human teams, workflows, data, and systems as one intelligent operating model.

For decades, customer experience meant routing interactions to people. NiCE changes that. AI now understands intent, resolves issues autonomously, engages customers proactively, orchestrates work across front- and back-office systems, and elevates human expertise when it matters most. Every interaction becomes intelligence, every workflow can be automated, and every outcome can be measured and improved.

NiCE is built for a world where AI is the intelligence layer that runs customer experience. NiCE gives enterprises a single platform to design, deploy, govern, and continuously improve AI agents across voice, digital, self-service, proactive engagement, agent assistance, analytics, and workflow orchestration.

A Platform Only NiCE Could Build
NiCE is uniquely positioned because it combines the industry’s leading enterprise CX foundation with the most advanced conversational and agentic AI purpose-built for customer experience. NiCE Cognigy’s Agentic AI operates as the brain of the platform, reasoning across channels, orchestrating actions, and powering AI agents that can move from conversation to resolution. It’s industry-leading, cloud-native platform provides the enterprise foundation: global scale, security, compliance, workforce intelligence, analytics, routing, and operational reliability trusted by the world’s most complex organizations. NiCE supports the highest security and compliance standards, including SOC 2 Type II, ISO 27001, PCI DSS, and FedRAMP authorization, protecting customer data at the highest levels of assurance.

This is AI proven in production: NiCE’s annual recurring revenue grew 66% year over year in the first quarter of 2026 and represented 14% of cloud revenue. That momentum is matched by external recognition: NiCE was the sole vendor named a Customers’ Choice in the 2025 Gartner Peer Insights Voice of the Customer for Enterprise Conversational AI Platforms, and NiCE was named to Fast Company’s World’s Most Innovative Companies of 2026, ranking 11th in the Applied AI category.

“Running AI at the scale, security, and compliance that enterprise customer operations demand takes more than a demo. It takes deep, real-world experience with mission-critical CX data, workflows, and governance, and it takes AI built into the architecture rather than added on top. That is exactly what we have built: a platform where agentic AI is native at the core, with AI as the architecture, governed and measurable at enterprise scale,” said Jeff Comstock, President of CX Product & Technology at NiCE.

How It Works
NiCE delivers AI-native orchestration across every dimension of customer experience. Capabilities on show at NiCE World 2026 include:

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NiCE AI Agents: The execution layer for autonomous customer resolution. Running natively inside the platform, NiCE AI Agents understand intent, take action across enterprise systems, complete workflows end to end, and resolve customer needs across voice and digital channels without unnecessary handoffs.

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Agentic Engagement Plane: The orchestration layer for the agentic era. As customers, employees, personal AI agents, enterprise AI agents, and systems interact, CX needs a trusted layer to authenticate, mediate, route, and govern engagement. The Agentic Engagement Plane connects this ecosystem and moves work intelligently from intent to resolution.

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NiCE Guardian AI: The governance layer for enterprise-scale AI operations. Guardian AI monitors AI and human actions in real time, applies compliance guardrails, detects risk, and continuously improves performance across the CX operation.

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Agentic Analytics: The discovery layer that transforms intelligence into action. Agentic Analytics moves beyond reporting what happened to identifying what should happen next, quantifying business impact, and feeding precise signals into AI agents, workflows, and teams so the platform continuously improves.

“Enterprise leaders have shifted their CX AI strategy from consideration to rapid and broad deployment. They’re asking who can actually deliver it reliably, securely, and at scale. NiCE’s combination of deep agentic AI with an enterprise-grade CX foundation is a compelling answer to that transformation.” said Omer Minkara, VP & Principal Analyst, Aberdeen Strategy & Research.

“Consumers are willing to use AI, but they don't want it forced on them. By threading AI into every aspect of NiCE's platform, companies now have the intelligence to accurately route to AI or human agents, personalization that will boost consumer enthusiasm for AI,” said Robin Gareiss, CEO and Principal Analyst, Metrigy.

Customer Experience Redefined
At NiCE World 2026, leading organizations are showcasing what NiCE makes possible in production, at scale.

Citi, a global leader in financial services, is using NiCE to connect AI agents, human expertise, and intelligent workflows, delivering more seamless, personalized customer engagement at a scale that only NiCE can support.

Fabletics, one of the world’s largest digitally native activewear brands, is leveraging AI-powered journeys to strengthen customer relationships while enabling teams to operate with greater speed and efficiency.

Arizona State University, recognized globally for its commitment to innovation, is operationalizing AI across student and constituent journeys, improving experience quality, institutional efficiency, and outcomes at a scale few organizations have achieved.

“At Citi, we are focused on using AI to create smarter, more proactive customer experiences while driving operational excellence at scale,” said Mia Carraro, Head of Service Excellence at Citi. “At NiCE World, we look forward to sharing how automation and AI are helping us uncover new efficiencies and deliver better outcomes for both customers and employees.”

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Comstock, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.